MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended March 31, 2012

Dated: May 29, 2012

CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED MARCH 31, 2012

The following management’s discussion and analysis (“MD&A”), prepared as of a May 29, 2012, is intended to help the reader understand Clifton Star Resources Inc. (referred to herein as the “Company” or “Clifton”), its operations and financial performance.  This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS, for the nine months ended March 31, 2012, and the three months ended September 30, 2011, and with the audited consolidated financial statements and notes thereto, prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), for the year ended June 30, 2011.

This MD&A for the nine months ended March 31, 2012 reflects the Company’s adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully, and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Assumptions underlying our expectations regarding forward-looking statements or information contained in this Management Discussion and Analysis include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Overall Performance

Q3 - 2012 Highlights

1.

Released a NI 43-101 compliant resource for the Donchester property

2.

Released significant exploration results from the 2011 drill program

3.

Released significant exploration results for the first batch of 2012 drill holes

4.

Conducted several Metallurgical tests

5.

Resumed trading on the TSX Venture Exchange

Subsequent Events

A.

Released excellent Metallurgical test results

B.

Released new NI 43-101 Resource Estimate for the Duparquet Project.

Overview

Clifton is a mineral exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada, a politically stable and secure area of the world.  The Company’s current focus is on gold exploration in Quebec, but it also has precious and base metal projects in Quebec and Manitoba.

Clifton is advancing a large gold project (the “Duparquet Project”) that is located in the mining-friendly province of Quebec, which is currently ranked 5th best in the world by the Fraser Institute, an internationally recognized firm that provides an annual survey of metal mining and exploration companies that assess mineral endowment and public factors such as taxation, environmental regulations, protected areas, social economic agreements and uncertainty concerning native land claims. The Project is located in the Abitibi region, approximately 35 kilometers to the northwest of Rouyn-Noranda, which has an extensive and experienced mining labour pool and provides easily accessible infrastructure.

The Duparquet Project covers 7.7 kilometers of strike length along the prolific gold bearing Porcupine-Destor Fault, and associated splays. Much of the Duparquet project has been relatively unexplored in the past, and what has been drill tested has only been done to shallow depths of generally less than 400 meters below surface. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined along this major structural feature, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

Clifton has negotiated the right to acquire an additional 90% of the Duparquet Project in addition to the 10% it already owns (subject to a net smelter return royalty of 2% on a major portion of the property for the duration of the option period only) by making cash payments to the underlying owners, of which $8.5 million has been paid. Additional payments ($22 million required prior to the end of 2012 and an additional $30 million prior to the end of 2017) must be made in order for Clifton to obtain the 100% interest (with no royalty).

The drilling and other exploration activities started in 1987. From that date to 2007, 125 drill holes (18,471 metres) were completed. The level of activities was intensified in 2008 and 2009 with the drilling of 395 additional holes (128,926 metres).

To accelerate the execution of the exploration program, the Company entered into a joint venture with Osisko Mining Corporation (“Osisko”) in late 2009. Osisko could earn a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the project. During 2010, Osisko spent over $15 million in the overall drilling activities (approximately 123,000 metres), and thereby met their minimum requirement of $15 million of expenditures in 2010 in order to maintain their right to earn 50%. However, in June of 2011, Osisko decided to exit the Duparquet Project, leaving Clifton with the right to earn 100% (with no interest being earned by Osisko).

Following Osisko’s departure from the joint venture in June of 2011, Clifton initiated a substantial exploration program with a view to increasing resources, as well as upgrading portions of the resources from inferred to indicated. The  budget for Clifton’s program for the six months commencing in July of 2011, without Osisko, was approximately $2.0 million. Most of the funds were directed to drilling 56 new holes and extending the depth of 29 existing holes by an average of approximately 200 metres. About 10% of the total budget was directed towards metallurgical testing (including obtaining representative samples for additional testing).

Diamond drilling and metallurgical testing have been ongoing by Clifton since the latter half of 2011, and were still in progress through the first quarter of 2012. In the first quarter of 2012, a total of 8,158 meters have been drilled, with 11 holes completed and 2 holes in progress.

In the middle of 2011, the Company failed to file certain required documents (NI 43-101 Reports). As a result, the B.C. Securities Commission issued a Cease Trade Order in British Columbia. The Company subsequently filed the required documents and delivered them to the B.C. Securities Commission for review. As a result, the Cease Trade Order was rescinded, and the B.C. Securities Commission consented to the reinstatement of the trading of the Company’s stock on March 9, 2012.

At the end of the second fiscal quarter of 2012, Clifton engaged InnovExplo, a geological consulting firm, to prepare a comprehensive, all inclusive NI 43-101 Report, which will cover all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit).  Based on the conclusions of the report, management will update the strategic plan of the company. The Company has now published the main conclusions of the report and it will be filed on SEDAR at the end of June 2012.

Exploration Properties and Commitments

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors. The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

Terms of the new agreements are as follows:

i)

cash payments of $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to Beattie, $1,700,000 ($800,000 paid in fiscal 2010 and $900,000 paid in fiscal 2011) to 2699681, and $3,400,000 (($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to 2588111, which earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payments of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payments of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017, will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

i)

cash payments of $20,800,000 to Beattie if this event occurred after June 1, 2010, but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012, but prior to December 1, 2017.

ii)

cash payments of $10,400,000 to 2699681 if this event occurred after June 1, 2010, but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012, but prior to December 1, 2017.

(iii) cash payments of $20,800,000 to 2588111 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012, but prior to December 1, 2017.

The optionors have retained a 2% Net Smelter Royalty (”NSR”) for the duration of the option period. However, upon the exercise of its option to earn 100%, this NSR will be eliminated.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project. However, Clifton still has the right to access a loan of $22.5 million from Osisko for the payment to the property vendors that is due on or before December 1, 2012. If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

Duquesne property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash, and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne is a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession located in Destor Township, Quebec, which are collectively known as the Duquesne Gold Project.

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property.

The optionor retains a 3% NSR, while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

In reviewing the Duquesne option agreements, the Company believes that it may be required to repurchase the NSR in 0.5% increments over a six year period. Each of these re-purchases would be at a cost of $1,000,000. The Company is in discussions with the optionor regarding this issue.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east respectively of the Duquesne property.  The optionor has retained a 2% NSR.

Hunter property

The Company signed a mineral property option agreement on November 30, 2009 with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

A drilling program, consisting of 10 diamond drill holes, was carried out on the Hunter property in 2011. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7 which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays typically ranged from about 10 to 30 grams per tonne. Most of the intersections were at depths of 200 to 300 metres. No work was carried in 2012.

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111. The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District, which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered, with the best intersection being 24.5 metres averaging 0.78% copper and 0.37% nickel (from 55.5 metres to 80.0 metres). This is believed to be the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. Mustang Minerals generated an updated 43-101 mineral resource estimate on their property.

Qualified Person

Louis C. Martin, Vice President Exploration of Clifton, a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this MD&A.

History of exploration activities

Historically, there were several operating gold mines on the Duparquet property, as well as a processing facility on the Beattie property. Approximately 1,117,000 ounces of gold (from mill feed of about 10.6 million tons grading 0.126 ounces of gold per ton) were produced from the Beattie Mine, 167,000 ounces from the Donchester Mine, and 67,000 ounces from the Duquesne Mine. These prior underground mines only focused on the high-grade narrower sections, while the current objective is to delineate an open pit (or pits), as well as to re-evaluate underground targets – both of which have become more attractive opportunities at the current gold price and with advances in mining and metallurgical technology.

Over the period 1987 to 2007, 125 drill holes (18,471 metres) were completed. The drill programs for the calendar years 2008 to 2011 consisted of the following:

•

2008:    212 diamond drill holes, consisting of  72,152 metres

•

2009:    183 diamond drill holes, consisting of   56,774 metres

•

2010:    383 diamond drill holes, consisting of 122,803 metres

•

2011:      85 diamond drill holes, consisting of   26,754 metres

The 2010 drilling consisted of 219 holes at Beattie (69,806 metres at an average length per hole of 319 metres), 79 holes at Donchester (27,074 metres at an average length per hole of 343 metres), 16 holes at Central Duparquet (5,648 metres at an average length per hole of 353 metres), and 69 holes at Duquesne (20,275 metres at an average length per hole of 294 metres).

The 2011 exploration program on the Beattie Property continued the drilling on 100 metres spaced lines, while extending the depth extension of the mineralized zones from the initial 400 metres below surface to 500 metres below surface. Much of this was accomplished by extending previous drill holes, as well as collaring several new holes from surface. Several holes were also completed in high-grade pockets of the West Zone and RW-RS zones in order to better define the geometry and continuity of these zones.

An airborne TDEM and Magnetic survey was completed over the Duparquet property in March of 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature that can be traced across the various properties of the Duparquet Project.

The mineralization on the Duparquet Project is composed of a fairly well defined North and South Zone, as well as several smaller subvertical, and possibly folded, mineralized zones that extend in an east-west direction, and have been traced for over 2.6 kilometres along strike. The individual mineralized zones, which can be up to 80 metres wide, include the North Zone, West Zone, RW Zones, RS Zones and the South Zone. A second mineralized syenite-porphyry (the Main Zone) occurs parallel and to the southeast of the Beattie-Donchester intrusion on the Central Duparquet and Dumico properties.  The style of mineralization is similar in nature to the Beattie-Donchester Syenite, but has seen significantly less exploration work in the recent past.

Current exploration activities on the Duparquet Project

In November 2011, Clifton retained InnovExplo, a geological consulting firm, to prepare a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). A complete data bank has been set-up by InnovExplo. A 3D modeling program has incorporated the results of the drilling by the joint venture with Osisko, previous drilling by Clifton and others, results from the 2011 drilling campaign, as well as information from historical underground maps. On May 24, 2012, the Company announced a new NI 43-101 resource estimate based on this work.

In the third quarter of 2012 Clifton completed 8,161 metres of drilling with the completion of 11 drill holes and 2 holes in progress. This drilling included 9 drill hole extensions and 4 new holes collared from surface. A total of 3,773 metres of reaming was completed in the historical holes, along with 4,388 metres of new core drilling in the extended holes and new holes collared from surface.

The foregoing, along with the results of ongoing metallurgical testing, will be used as inputs for preliminary internal economic evaluations of potential open-pit and underground mining operations. With the receipt, at the end of June 2012, of the complete NI 43-101 report prepared by InnovExplo, the Company will initiate the engagement process of a consulting engineering firm to prepare an independent Preliminary Economic Assessment (PEA).

The Company has two drills operating on the Beattie and Donchester properties, at the time of this report.

Metallurgical Testing

A significant amount of gold is locked in refractory sulfide minerals (predominantly pyrite). Refractory sulfide ores are generally treated by pre-oxidation (pressure oxidation, biological oxidation, or roasting) prior to recovery of gold by cyanidation.

Following the end of the joint venture with Osisko, the Company continued metallurgical studies at SGS (Lakefield, Ontario), which were designed to investigate the use of flotation, pre-oxidation, and cyanidation across the different mineralized zones of the Duparquet Project. Dr. David Dreisinger is Clifton’s independent metallurgical consultant, who has been working with the Company to determine the optimum process alternative(s) for the Duparquet deposits.

Six metallurgical samples, with head grades ranging from 1.25 g/t gold to 3.58 g/t gold, were provided to SGS Lakefield Research for gold recovery testing. The samples were core from the Beattie (A Zone, South Zone, and RW Zone), the Donchester North, the Donchester South, and the Central Duparquet Main Zone. A sample of the historical tailings from Beattie was also tested. Metallurgical test results at SGS Lakefield Research have demonstrated that high gold recoveries from the Duparquet Project mineralization are possible using a combination of conventional flotation, pressure oxidation and cyanidation. The overall average gold recovery from six metallurgical samples from the Duparquet Project gold zones provided to SGS Lakefield Research was 93%.

Additional testing using two other processes (Biox and Albion) were carried-out and have also indicated overall gold recoveries in the order of 93%-94%.

NI 43-101 Resources

The current NI 43-101 mineral resource estimates are as set out below for each of the properties that make up the Duparquet Project. The Beatty, Donchester, Central Duparquet properties and the Beatty tailings are all part of the Duparquet Project. They include the new NI 43-101 resource estimate released on May 24, 2012.

NI 43-101 Resources	Report	Resource Category Measured	Resource Category Indicated	Resource Category Inferred	Cut-Off
DUPARQUET PROJECT	InnovExplo May 2012	19,000 t at 2.1g/t (1,284 Oz.)	29,591,100 t. at 1.80 g/t (1,713,328 Oz.)	29,143,400 t at 1.78 g/t (1,667,909 Oz.)	0.60 g/t Tailings and open-pit 2.00 g/t underground
DUQUESNE Property Contained Gold Ounces	Genivar July 2011		1.86Mt at 3.33g/t (199,071 Oz.)	1.56Mt at 5.58 g/t (280,453 Oz.)	1.0 g/t

Duparquet Project

On May 24, 2012, the Company has announced the first 3D block model and an integrated Mineral Resource estimate on the Duparquet project, composed of the Beattie, Donchester, Central Duparquet properties and also includes the Beattie tailings. The NI 43-101 estimate, dated May 22, 2012, was prepared by InnovExplo Inc., mining consultants from Val d’Or, Quebec. The report will be filed on SEDAR in the coming weeks.

Duquesne Mine Property

Genivar completed an updated and revised NI 43-101 Technical Report on the Duquesne property in the summer of 2011. Genivar determined an Inferred resource of 1.563 million tonnes grading 5.58 gpt gold (280,000 contained ounces) and an Indicated resource of 1.859 million tonnes grading 3.33 gpt gold (199,000 contained ounces), with the foregoing based on a cut-off grade of 1.0 gpt gold.

International Financial Reporting Standards (“IFRS”)

Effective for year ends commencing on or after January 1, 2011, Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the Company’s effective transition date is July 1, 2010. As the Company’s fiscal year ended on June 30, 2011, the three months period ended September 30, 2011 is the Company’s first reporting period under IFRS.

The condensed interim consolidated financial statements of the Company were prepared using accounting policies the Company expects to adopt for its June 30, 2012, annual consolidated financial statements. Because the annual consolidated financial statements will be prepared using accounting standards in effect at June 30, 2012, differences may arise at that date because new standards may be issued subsequent to these condensed interim consolidated financial statements which could be effective June 30, 2012. Any change in accounting standards may result in material changes to the Company’s reported financial position, results of operations, and cash flow.

The notes to the unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2011, provide more detail on the Company’s accounting policy decisions under IFRS 1, First-Time Adoption of IFRS, optional exemptions for significant or potentially significant areas that had an impact on its financial statements on transition to IFRS or may have an impact in future periods.

The Company’s IFRS conversion process identified four phases: scoping and planning, detailed assessment, implementation and post-implementation. The Company has now completed its IFRS conversion project through implementation. Post-implementation will continue in future periods, as outlined below.

The following outlines the Company’s transition project, IFRS transitional impact and the on-going impact of IFRS on its financial results.

Impact of adoption of IFRS on financial reporting

The following table outlines the adjustments to the Company’s equity and to total comprehensive loss as a result of the adoption of IFRS. Descriptions of each of the adjustments are outlined in note 4 of the unaudited condensed interim consolidated financial statements for the nine months ended March 31, 2012.

	As at June 30, 2011	As at March 31, 2011	As at July 1, 2010

Equity under Canadian GAAP	$ 46,503,471	$ 44,474,314	$ 30,307,412
Share capital	4,449,184	4,449,184	4,280,834
Share-based payments reserve	(306,346)	367,435	(73,223)
Deficit	(4,112,652)	(4,786,433)	(4,207,611)
Equity under IFRS	$ 46,533,657	$ 44,504,500	$ 30,307,412

	Year ended June 30, 2011	Three months ended March 31, 2011	Nine months ended March 31, 2011

Total Comprehensive Loss under Canadian GAAP	$ (4,860,796)	$ (904,051)	$ (3,658,651)
Share-based payments	263,309	274,513	(410,472)
Deferred income tax	(168,350)	(168,350)	(168,350)
Total Comprehensive Loss under IFRS	$ (4,765,837)	$ (797,888)	$ (4,237,473)

Cash Flow Impact

There was no significant impact to the Company’s cash flows as a result of its transition from Canadian GAAP to IFRS.

Financial Statement Presentation Changes

The transition to IFRS has resulted in some financial statement presentation changes in the Company’s financial statements.  The following is a summary of the most significant change to the Company’s statement of financial position.

•

Under Canadian GAAP, the Company’s capitalized property acquisition and exploration costs were presented as “Mineral Properties and Deferred Exploration Costs” whereas under IFRS, these costs are presented as “Exploration and Evaluation Assets.”

•

The Company now presents the fair value attributable to stock options granted and vested under the account “Share-based Payments Reserve” whereas previously under Canadian GAAP, these were presented under the account “Contributed Surplus.”

The statement of loss and comprehensive loss did not have any significant changes.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies, and these changes were not significant. All accounting policy changes and transitional financial position impacts were subject to review and approval by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company has assessed the impact of the IFRS transition project on its key ratios. The transition did not significantly impact its key ratios.

Information Technology and Systems

The IFRS transition project did not have a significant impact on its information systems for the convergence periods. The Company also does not expect significant changes in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. The Company has noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, the Company expects that there may be additional, new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine.  The Company has also noted that the IASB is currently working on an extractive industries project, which could significantly impact the Company’s financial statements primarily in the areas of capitalization or expensing of exploration and evaluation costs and disclosures. The Company has processes in place to ensure that the potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Significant Accounting Policies

A detailed summary of all of the Company’s significant accounting policies is included in Note 2 of the condensed interim consolidated financial statements for the period ended September 30, 2011.

Critical Accounting Estimates

Exploration and Evaluation Assets

Costs related to mineral property acquisition and exploration and evaluation costs are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that the changes in future conditions could require a material change in the recognized amounts.  Although the Company has taken steps that it considers adequate to verify title to mineral interests in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral interests is subject to uncertainty, and consequently, such assets may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs. Additionally, the reviews take into account factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Share-based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associate amount recorded in the share-based payments reserve is transferred to the accumulated deficit.

Results of Operations

As the Company is in the exploration phase, and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration and evaluation expenditures are being capitalized as incurred, and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

At this time, the Company is not anticipating profit from operations. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interests, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the nine months ended March 31, 2012, and March 31, 2011

The net loss for the nine months ended March 31, 2012, was $1,877,532 or $(0.05) per share compared to the net loss for the nine months ended March 31, 2011, of $4,237,473 or $(0.13) per share, representing a decrease of $2,359,941 on a period over period comparison.

Operating expenses for the nine months ended March 31, 2012, were $2,035,120 compared to $4,525,940 for the same period in 2011, a reduction of $2,490,820. The period over period decrease was primarily due to a significant decrease in share-based payments from $3,322,636 last year to $571,473 this year, a reduction of $2,751,163. A total of 435,000 stock options were granted during the nine months ended March 31, 2012, compared to 1,800,000 stock options granted in the same period in 2011.

In addition to the significant decrease in share-based payments, the Company also realized decreases in the following operating expenditures:

•

Professional fees of $463,034 (2011 - $508,296) decreased by $45,262 primarily because the Company did not utilize the services of an environmental company in the current period when compared to the same period in 2011.

•

Management fees of $161,717 (2011 - $200,000) decreased by $38,283. The decrease is mainly explained by the renegotiation of Mr. Miller’s contract in February 10, 2011.

•

Filing and transfer agent fees of $2,557 (2011 - $41,619) decreased by $39,062 mainly because the company did not have any share issuances during the current period, whereas in the same period in 2011, the Company completed a flow-through private placement and had several option and warrant exercises.

The overall decrease in operating expenses was offset by the following increases in operating expenditures:

•

Directors’ fees of $213,500 (2011 - $70,666) increased by $142,834 compared to the same period in 2011 primarily as a result of the payment of annual retainers in quarterly installments and additional board meeting fees to the Company’s directors mainly explained by the reorganization of the Company. The foregoing director fees became effective on December 5, 2011. Please refer to the Related Party Transactions of this MD&A for additional details.

•

Consulting fees of $127,256 (2011 - $69,073) increased by $58,183 compared to the same period in 2011 primarily as a result of the production of the Quebec sales tax claim and the implementation of a new accounting system.

•

Wages & Benefits of $169,870 (2011 - $0) increased by $169,870. The increase is explained by the hiring of a new Chief Executive Officer, a new Chief Financial Officer, a new Vice President Exploration and a new administrative assistant that are now on the payroll of the Company. The increase includes a reclassification from the consulting and director’s fees in the amount of $12,250.

•

Office and miscellaneous of $80,368 (2011 - $57,148) increased by $23,220 compared to the nine months ended March 31, 2011,mainly due to the relocation of the executive office in Quebec.

•

Travel and telephone of $129,042 (2011 – $127,831) increased by $1,211. The larger increase of the first two quarters was offset partially by less travelling by the Company’s directors and the management in the third quarter.

Other operating costs during the nine month period ended March 31, 2012. totaled $116,303 (2011 - $128,671), which represent 6% (2011 – 3%) of total operating expenses and include the following: amortization, insurance, investor relations and shareholder costs.

The Company recorded interest income of $157,588 for the period ended March 31, 2012, compared to $81,372 in the same comparative period last year, an increase of $76,216. The increase is a direct result of increased cash balances and short-term investments during the period ended March 31, 2012, compared to the same period in 2011.

The Company recorded deferred tax recovery last year for $207,095. This was primarily due to the renunciation, during the third quarter ended March 31, 2011, of flow-through funds with an effective date of December 31, 2010. No deferred tax recovery was recorded in the first nine months ending March 31, 2012.

For the three months ended March 31, 2012, and March 31, 2011

The net loss for the three months ended March 31, 2012 was $820,010 or $(0.02) per share compared to the net loss for the three months ended March 31, 2011, of $797,888 or $(0.02) per share, representing an increase of $22,122 on a quarter over quarter comparison.

Operating expenses for the three months ended March 31, 2012, was $865,125 compared to $1,043,549 for the same period in 2011, a reduction of $178,424. The quarter over quarter decrease was primarily due to a significant decrease in share-based payments of $654,653 last year to $208,264 this year, a reduction of $446,389. A total of 435,000 stock options were granted during the quarter ended March 31, 2012, compared to no stock options granted in the same period in 2011.  However, last year’s expense was greater due to the amortization of 1,800,000 stock options granted in the first  two periods of the year ended June 30, 2011.

In addition to the significant decrease in share-based payments, the Company also realized decreases in the following operating expenditures:

•

Management fees of $36,637 (2011 - $62,500) decreased by $25,863. The decrease is mainly explained by the renegotiation of Mr. Miller’s contract in February 10, 2011.

•

Filing and transfer agent fees of $-854 (2011 - $16,518) decreased by $17,372 primarily  because of a credit note received during the quarter, and the company did not have any share issuances during the current period, whereas in the same period in 2011, the Company completed a flow-through private placement and had several option and warrant exercises.

•

Travel & telephone of $24,634 (2011 – $43,689) decreased by $19,055 compared to the same quarter of last year mainly due to reduction of travelling by the Company’s directors and the new management team involved with the relocation of the head office in Quebec.

The overall decrease in operating expenses was offset by the following increases in operating expenditures:

•

Director’s fees of $110,000 (2011 - $34,666) increased by $75,334 compared to the same period in 2011, primarily as a result of the payment of annual retainers in quarterly installments and additional board and committee meeting fees to the Company’s directors mainly explained by the reorganization of the Company. The foregoing directors’ fees became effective on December 5, 2011. Please refer to the Related Part Transactions of this MD&A for additional details.

•

Consulting fees of $82,520 (2011 - $52,480) increased by $30,040 compared to the same period in 2011, primarily as a result of the Company’s reorganization and the implementation of a new accounting system.

•

Professional fees of $136,807 (2011 - $105,188) increased by $31,619 primarily as a result of the payments of recruitment fees for the newly appointed Chief Executive Officer, the Chief Financial Officer, and the administrative assistant.

•

Wages & Benefits of $157,620 (2011 - $0) increased by $157,620. The increase is explained by the salaries of a new Chief Executive Officer, a new Chief Financial Officer, a new Vice President Exploration, and a new administrative assistant that are now on the payroll of the Company.

•

Office and miscellaneous of $38,575 (2011 - $24,048) increased by $14,527, mainly due to the relocation of the executive office to Quebec.

Other operating costs during the three month period ended March 31, 2012 totaled $70,922, and represent an overall increase of $21,115 when compared to $49,807 in the same period in 2011. Other operating costs stayed relatively consistent on a quarter over quarter basis and include the following: amortization, insurance, investor relations and shareholder costs.

The Company recorded interest income of $45,115 for the three month period ended March 31, 2012, compared to $38,566 in the comparative period, resulting in a quarter over quarter increase of $6,549. The increase was a direct result of increased cash balance and short-term investments during the current period ended compared to the same period in 2011.

No deferred tax recovery was recorded in the three month period ending March 31, 2012.  The Company recorded deferred tax recovery last year for $207,095. This was primarily due to the renunciation, during the third quarter ended March 31, 2011, of flow-through funds with an effective date of December 31, 2010.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Summary of Quarterly Results

The following table summarizes selected financial data reported by the Company for the quarter ended March 31, 2012, and the previous seven quarters in Canadian dollars. The fiscal quarter prior to the quarter ended September 30, 2010, is presented in accordance with Canadian GAAP prior to transition to IFRS, and was not required to be restated.

	IFRS							Canadian GAAP
	March31 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010

Total assets	$48,326,840	$ 48,295,742	$ 48,605,979	$ 48,873,570	$ 47,171,426	$ 47,343,027	$ 43,848,210	$ 32,694,961
Exploration and Evaluation Assets	$34,029,657	$ 33,616,066	$ 32,519,065	$ 31,620,626	$ 31,615,407	$ 31,073,440	$ 30,872,955	$ 26,372,955
Shareholders’ equity	$45,238,477	$ 45,850,223	$ 46,341,007	$ 46,533,657	$ 44,504,500	$ 44,455,466	$ 41,445,617	$ 30,347,412
Revenue		-	-	-	-	-	-	-
Net Loss and Comprehensive Loss	$ (820,010)	$ (603,621)	$ (453,901)	$ (528,364)	$ (797,888)	$(2,023,543)	$(1,416,042)	$ (145,615)
Basic and Diluted Loss per Share	$(0.02)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.06)	$ (0.05)	$ (0.01)

The Company’s total assets as at September 30, 2010, significantly increased from June 30, 2010, mainly because of a further $4,500,000 of option payments for the company’s exploration and evaluation assets coupled with cash inflow of $11,349,344 from the exercise of options, agent’s options and warrants during the three months ended September 30, 2010.  The Company’s total assets continued to increase from September 30, 2010, to December 31, 2010, due to the completion of a $1,001,000 flow-through private placement and continued cash inflow from the exercise of options, agent’s options, agent’s warrants, and warrants.

The Company’s net loss for the quarter ended December 31, 2010 of $2,023,543 decreased significantly (by $1,222,655) primarily due to the 1,7500,000 stock options granted during the three months ended December 31, 2010, compared to none in the subsequent quarter ended March 31, 2011. The share-based payment expense for the quarter ended December 31, 2010 was $1,463,080, compared to only $654,653 for the three months ended March 31, 2011. In addition, professional fees for the quarter ended December 31, 2010, were $252,310 higher than in the quarter ended March 31, 2011, which contributed to the significant decrease quarter over quarter.

The Company’s total assets and net loss for the quarters ended June 30, 2011, September 30, 2011, December 31, 2011, and March 31, 2012, stayed relatively consistent, as there have been no significant transactions such as options payments, share issuances and stock option grants during these quarters.

At the beginning of March 2012, 435,000 stock options were granted to the Chief Executive Officer. This, combined with the vesting of stock options granted in prior periods, has generated a share-based payment expense of $208,264 for the quarter ended March 31, 2012.

The Company’s Exploration and Evaluation Assets were $34,029,657 at the end of the quarter ending March 31, 2012, compared to $33,616,066 in the previous quarter, an increase of $413,591. This increase is explained by the investment made in the exploration and evaluation assets during the quarter ended March 31, 2012, in the amount of $1,470,234, which was offset partially by the 2010 Quebec exploration credit in the amount of $1,056,643 (excluding interest).

Liquidity and Capital Resources

As of March 31, 2012, the Company had $12,886,776 in cash and $850,000 in short-term investments. The Company does not have any cash flow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the sole source of funds in the past few years.

Short term investments are invested in highly liquid, low risk, interest bearing instruments with maturities extending anywhere from three to thirteen months. The surplus funds are invested only with approved commercial banks.

At March 31, 2012, the Company had working capital of $13,078,966. In the opinion of management, this working capital is sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next twelve months and beyond.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures, and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient liquidity to support its growth strategy.

During the nine month period ended March 31, 2012, the Company’s significant expenditures included administrative costs of $1,457,420 (excluding non-cash expenses such as amortization and share-based payments) and exploration and evaluation expenditures of $2,409,031 (net of recoveries of $1,589,780).

Liquidity Outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that even with its current cash balance and short-term investments of $12,886,776 and $850,000, respectively, the Company will still be dependent on external financings to fund its exploration programs beyond the next year or two. As results of exploration programs are determined and other opportunities become available to the Company, management may complete an external financing as required.

The outlook is based on the Company’s current financial position and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration process can take many years, and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record, and the experience and calibre of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Strategy and Risk Management

The Company has sufficient funds to continue the planned exploration program for 2012. The Company also has the ability to access a loan of $22.5 million from Osisko for the required payment to the vendors of the Duparquet Project on December 1, 2012.

Exploration Stage Company

The Company is engaged in the business of acquisition and exploration of mineral properties. All of the properties are without proven ore deposits, and there is no assurance that the Company’s exploration programs will result in same, nor can there be any assurance that such deposits can be commercially mined. As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties, which are as follows, but not limited thereto:

•

uncertainty in the Company’s ability to fund the option payments, the development of its mineral properties or the completion of further exploration programs;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration;

•

changes in the market price of metals and/or minerals, which in the past fluctuated widely and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

•

assumptions related to the future prices of metals;

•

risks related to project cost overruns or unanticipated costs and expenses;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in carrying out and completing exploration or development activities;

•

uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

•

uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•

risks related to the Company’s history of financial losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

•

risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•

dependence on general economic, market or business conditions;

•

uncertainty related to additional financing requirements and access to capital;

•

changes in business strategies; and

•

changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Other Corporate and Financing Matters

Annual and Special Meeting

On December 5, 2011, the Company held its annual and special meeting. At such meeting, the shareholders of the Company approved the following:

•

the election of four directors, those being Michel Bouchard, Ross Glanville, Peter Gundy and Philip Nolan

•

the appointment of Davidson and Company, Chartered Accountants, to the office of Auditor of the Company

•

an amendment to the articles of the Company to change the province or territory in Canada where the registered office is to be situated from British Columbia to Quebec (it should be noted that practically all of Clifton’s mineral exploration properties are located in Quebec, its executive office is in Quebec, and the CEO of the Company lives in Quebec)

Related Party Transactions

Details of transactions between the Company and its related parties are disclosed below.

A.

Trading Transactions

As at March 31, 2012, the Company’s related parties consist of the following.

Nature of Transaction
F.T. Archibald Consulting Ltd. (up to September 25, 2011)	Management/Consultant
Lavery, de Billy LLP	Legal
President and Chief Executive Officer (“CEO”)	Directorship and Management
Vice President Finance & Chief Financial Officer (“CFO”`)	Management
Former Chief Financial Officer (“CFO”) (Up to Jan. 22, 2012)	Management/Consultant
Vice President Exploration	Management
Corporate Secretary	Management/Consultant
Ross Glanville	Directorship
Philip Nolan	Directorship
Peter Gundy	Directorship
Fred Archibald (up to September 25, 2011)	Directorship
Nick Segounis (up to December 4, 2011)	Directorship

The Company incurred fees and expenses in the normal course of operations and the amounts outstanding are unsecured, non-interest bearing and due on demand.

	Note(s)	For the nine months ended March 31, 2012	For the nine months ended March 31, 2011
Geological Consulting and Field Expenditures included in Exploration and Evaluation Assets	(i)	$ 96,818	$ 20,907
Directors fees	(ii)	213,500	36,000
Consulting fees	(iii)	88,848	58,556
Management fees	(iv)	155,080	200,000
Professional fees – legal	(v)	269,523	154,212
		$ 823,769	$ 469,675

(i)

Paid or accrued up to September 25, 2011, $96,818 (2011 - $20,907) to F.T. Archibald Consulting Ltd., a company controlled by the Company’s former Vice-President of Exploration and director.

(ii)

Paid or accrued  for the nine months period ended March 31, 2012, $213,500 (2011 - $36,000) in director’s fees to various directors as follows:

Ross Glanville

$84,000

(2010 - $7,500)

Philip Nolan

$52,250

(2010 - $7,500)

Peter Gundy

$51,750

(2010 - $3,000)

Fred Archibald

$10,000

(2010 - $6,000)

Nick Segounis

$15,500

(2010 - $4,500)

Harry Miller

$    NIL

(2010 – $7,500)

Included in prepaid expense at March 31, 2012, is $19,790 (June 30, 2011 - $NIL) towards director fees for the upcoming quarter 2012, as per the voted directors compensation.

(iii)

Paid or accrued up to February 27, 2012, $88,848 (2011 - $58,556) in consulting fees to the Company’s former Chief Financial Officer (“CFO”).

(iv)

Paid or accrued $155,080 (2011 - $200,000) in management fees to Harry Miller, the Company’s current Corporate Secretary and former President, CEO and director. Included in prepaid expense at March 31, 2012 is $Nil (June 30, 2011 - $62,550) towards future management fees to Mr. Miller.

(v)

Paid or accrued $269,523 (2011 - $154,212) to Lavery, de Billy L.L.P., a partner of the firm is a director of the Company.

(vi)

Includes reclassification of consulting and director’s fees to wages & benefits in the amount of $12,250 in the second quarter.

Included in accounts payable and accrued liabilities as at March 31, 2012, is $388,279 (June 30, 2011 - $70,538) for legal fees accrued to Lavery, de Billy L.L.P. This amount includes an amount of $ 323,279 that was due on December 31, 2011. Also included in accounts payable and accrued liabilities as at March 31, 2012 is $Nil (June 30, 2011 - $9,090) for consulting fees accrued to the Company’s former CFO.

B.

Compensation of Key Management Personnel

The remuneration of the Company’s key management personnel for the nine month period ended March 31, 2012 and 2011 are as follows:

	Note	March 31, 2012	March 31, 2011
Salary of key management employees	(i)	$ 187,500	$ Nil
Directors fees	(ii)	213,500	36,000
Consulting fees	(ii)	340,746	279,463
Share-based payments	(iii)	554,936	2,930,379
		$ 1,296,682	$ 3,245,842

(i)

Includes the Chief Executive Officer, the Chief Financial Officer and the Vice President Exploration.

(ii)

Directors and consulting’s fees include the fees disclosed above and exclude legal fees.

(iii)

Share-based payments are the fair value of options granted and vested to key management.

(iv)

Key management personnel were not paid post-employment, termination, or other long-term benefits during the nine months ended March 31, 2012, and 2011.

Proposed Transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Clifton’s general and administrative expenses and exploration and evaluation assets is provided in the Company’s Balance Sheet and Statement of Operations and Deficit contained in its Audited Consolidated Financial Statements for the year ended June 30, 2011, available on SEDAR - site page accessed through www.sedar.com.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at March 31, 2012, or as at the date hereof.

Outstanding Share Data

Clifton Resources Inc.’s authorized capital consists of unlimited common shares without par value. As at May 29, 2012, the following common shares and stock options were outstanding:

	# of Shares	Exercise Price	Expiry Date
Issued and Outstanding Common Shares at May 29, 2012	35,654,390
Stock Options	1,450,000 1,075,000 400,000 35,000 50,000 200,000 435,000 1,075,000	$4.15 $5.35 $5.80 $4.15 $5.00 $2.50 $2.03 $1.40	September 13, 2012 January 22, 2013 January 27, 2013 May 6, 2013 December 22, 2013 June 20, 2016 March 9, 2017 April 25, 2017
Fully Diluted at May 29, 2012	40,374,390

Recent Canadian Accounting Pronouncements

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013, include: IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangements; and IFRS 12 – Disclosure of Interests in Other.

The Company does not expect the introduction of IFRS 10, 11 and 12 will have a material impact on its financial statements.

Financial Instruments

Fair Value

The Company classified its cash, short-term investments and receivable as loans and receivables. Accounts payable and accrued liabilities are classified as borrowings and other financial liabilities. As of March 31, 2012, the statement of financial position carrying amounts of these financial instruments closely approximate their fair values and the Company held no derivative financial instruments.

The following provides the classification of financial instruments as at March 31, 2012, and June 30, 2011:

	As at March 31, 2012	As at June 30, 2011

Loans and receivables	$ 14,185,568	$ 17,130,547
Other financial liabilities	$ 1,142,363	$ 393,913

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment.

To reduce credit risk, the Company regularly reviews the collectability of its receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations. As of March 31, 2012, the Company had a cash balance of $12,886,776 to settle current liabilities of $1,151,323.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

The Company has invested $850,000 in short-term investments earning interest at 1.40% per annum. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business. The Company considers the components of shareholders’ equity as capital.

The Company’s objectives when managing capital are:

•

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance at the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

•

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

•

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

The properties in which the Company currently holds an interest in are in the exploration stage, and the Company is dependent on external financing to fund its activities. In order to carry out planned exploration and development and pay for administrative costs, the Company will utilize its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary and are reviewed and approved by the Company’s Board of Directors.  In addition, the Company may issue new equity, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during nine months ended March 31, 2012, compared to the year ended June 30, 2011.  The Company is not subject to externally imposed capital requirements.

Contingency

On September 19, 2007, the Company received a statement of claim.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project which is not contiguous to the Company’s main project - the Duparquet Project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and 1,000,000 shares at $0.65 and he disposed of his shares at a price of $2.31;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315 being the value of 436,500 shares of the Company at a price of $2.31 per share;

vi)

One of the plaintiffs is also seeking damages of $20,000 for purported wrongful dismissal by the Company; and

vii)

Pre-judgment and post-judgment interest and the plaintiffs’ costs of this action.

Some of the discovery sessions have completed and it remains premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are valid, and currently is defending its position.

Recent Developments and Outlook

The Company expects to obtain financing in the future primarily through further equity financing, as well as through joint venturing and/or optioning out its properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its resource properties.

Corporate Governance

The Board of Directors of Clifton Resources Inc. is comprised of four directors, three of whom are considered to be independent.

Subsequent Events

Subsequent to March 31, 2012, the Company granted 1,075,000 incentive stock options to directors, officers and management. The options are exercisable at $1.40 per share and expire on April 25, 2017. The options are subject to vesting criteria such that 25% shall vest on the grant date and 25% shall vest every six months thereafter. The corresponding stock-based compensation amounted to $1,002,527, which was estimated using the Black-Scholes Option Pricing Model.

In April 11, 2012, the Company has reported that recent metallurgical test results at SGS Lakefield Research have demonstrated that high gold recoveries from the Duparquet Project historical tailings are possible using a combination of conventional flotation, pressure oxidation and cyanidation. The tests are part of a larger metallurgical test program which previously led to average gold recoveries of 93% from core samples of the different gold zones of the Duparquet Project.

In April 30 2012, the Company has also reported that excellent metallurgical test results on gold flotation concentrate treatment have been received from Goldfields of South Africa for BIOX process amenability and from Albion Process Pty. Limited and HRLtesting for the XSTRATA Albion process amenability.

The overall gold recovery achieved in BIOX Testing of concentrate from the Duparquet project ranged from 94.3 to 94.7%. The overall gold recovery achieved from the same concentrate with the Albion Process was 93.8%.  These numbers compare well to the overall average of 93% gold recovery achieved by SGS Lakefield tests (see news release, dated March 2nd 2012).  In each case, gold was recovered by cyanidation in leach, after the BIOX, Albion or Pressure Oxidation pre-treatment.

In May 24, 2012, the company has announced the first 3D block model and an integrated Mineral Resource estimate on the Duparquet project, which also includes the Beattie tailings. The NI 43-101 estimate, dated May 22, 2012, was prepared by InnovExplo Inc., mining consultants from Val-d’Or, Quebec. The report will be filed on SEDAR in the coming weeks.

The estimate is based on 223 surface channel samples and 668 surface holes, totalling 211,259 meters, and 134,766 samples. QA/QC analyses were carried on 18,453 samples (only duplicate samples, excluding blank and standards). Resources were estimated using square inverse distance interpolation method in a block model. A high grade capping of 25g/t Au and a minimum true thickness of 3 meters were used. Gold recovery of 92.8% was incorporated, based on recent metallurgical testing at SGS Lakefield. Combined mining and milling costs of $24/t were used in the Whittle open pit simulations. For the base case scenario, a $1380 CDN /oz gold price and a cut-off grade of 0.60 g/t Au were used for determining the In-Pit resources.

The same 0.60 g/t Au cut-off was used for the Beattie tailings, where most of the resource is in the Indicated category, and includes some Measured resources. This resource of the tailings is based on 258 holes and 450 samples.

For the underground Mineral Resource estimate, a 2.0g/t cut-off and a minimum true thickness of 3 metres were used.

Approval

The Board of Directors of Clifton Star Resources Inc. has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Suite 217 - 1040 Belvedere Ave

Quebec, QC Canada

G1S 3G3

Tel : (418) 914-9922

www.cliftonstarresources.com
Email: info@cfo-star.com

Attention: Michel Bouchard, President and Chief Executive Officer

/s/ “Michel Bouchard”

/s/ “Louis Dufour”

Michel Bouchard

Louis Dufour, CA

President and Chief Executive Officer

Chief Financial Officer